OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.5614 FAX 419.325.0614

INTERNET: kelly.schmidt@owenscorning.com

KELLY SCHMIDT

VICE PRESIDENT AND CONTROLLER

June 21, 2013

Via EDGAR Submission

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning
Form 10-K for the Fiscal Year ended December 31, 2012
Filed February 20, 2013
Response letter dated May 13, 2013
File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 11, 2013 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) filed February 20, 2013, File No. 1-33100. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Audited Financial Statements

Note 24. Income Taxes, page 94

1.	We note your response to comment one from our letter dated May 22, 2013. As previously requested, please show us how you will revise your future filings to clarify how many years you believe it would take you to achieve the level of projected future taxable income necessary to enable you to fully use your federal and state operating loss and tax credit carryforwards before they expire. To the extent the estimated recovery period differs for federal and state operating loss carryforwards, please indicate that fact in your revised disclosures.

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

June 21, 2013

Response:

In our response dated June 5, 2013, we proposed the following enhancements to our tax related disclosures:

•

We expanded disclosure to include the amount of earnings required to fully utilize our federal, state and foreign net operating loss and tax credit carryforwards (see bottom of page 2 of our June 5, 2013 response).

•	We enhanced our disclosure of the independent economic indicators we use in our projections of future taxable income (see bottom of page 2 of our June 5, 2013 response).
•

We affirmed our belief that the company will generate sufficient future taxable income within the statutory limitations in order to fully realize the carrying value of our US federal net operating losses (see bottom of page 2 and top of page 3 of our June 5, 2013 response).

•

We enhanced disclosure around our $228 million valuation allowance related to tax assets for certain state and foreign jurisdictions ($0 million federal, $14 million state and local, and $214 million foreign) (see bottom of page 6 of our June 5, 2013 response).

•

We expanded disclosure around the expiration dates of our deferred tax assets related to operating loss and tax credit carry forwards at December 31, 2012 which enable the reader to see that our Federal loss carryforwards do not begin to expire until 2026 (see new table at top of page 6 of our June 5, 2013 response).

•

We confirmed to you that we have not relied on any material future tax planning strategies in assessing the realizability of our deferred tax assets (see the bottom portion of page 5 of our May 13, 2013 response).

Based on the enhanced disclosures referenced above, we believe a reader of the financial statements would be able to understand the relatively low level of risk associated with the Company’s ability to fully utilize our federal operating loss and tax credit carryforwards before they begin to expire.

To the extent that we experience results and/or market conditions materially different than our current projections which would cause us to revise our risk assessment associated with the realizability of our federal operating loss and tax credit carryforwards, we commit to enhancing our future disclosure as the applicable facts and circumstances warrant including a range of years we expect it would take to fully realize our remaining federal operating loss and tax credit carryforwards.

2.	We note that certain of your U.S. state loss carryforwards and foreign loss and tax credit carryforwards begin expiring in 2013. To provide a reader with a full understanding of the deferred tax assets at risk of not being utilized, please provide a smaller range of expiration dates and the amount of deferred tax assets set to expire within those ranges. For example, it may be necessary to identify the amount of U.S. state loss carryforwards and foreign loss and tax carryforwards that expire in 2013, 2014 and 2015 and then identify several smaller ranges for years into the future.

Response:

Within our updated Income Tax footnote disclosures we provided in our response on June 5, 2013, in consideration of your comment related to a smaller range of expiration dates and

Mr. Rufus Decker

Accounting Branch Chief

June 21, 2013

the amount of deferred tax assets set to expire within those ranges, we propose to revise our future filings as follows (the new deferred tax asset table with expiration dates is shown below and changes from our prior revisions provided on June 5, 2013 are shown in bold):

The following table summarizes the amount and expiration dates of our deferred tax assets related to operating loss and tax credit carryforwards at December 31, 2012 (in millions):

	Expiration Dates	Amounts
US federal loss carryforwards	2026 – 2032	$773
US state loss carryforwards (a)	2013 – 2032	90
Foreign loss and tax credit carryforwards	Indefinite	88
Foreign loss and tax credit carryforwards (a)	2013 – 2032	129
US alternative minimum tax credit	Indefinite	31
Other US federal and state tax credits	2028 – 2032	11

Total operating loss and tax credit carryforwards		$1,122

(a)	As of December 31, 2012 $5 million US state and $6 million foreign deferred tax asset related to loss carryforwards are set to expire over the next three years.

* * * *

As requested by the Commission, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-5614.

Very truly yours,

/s/ Kelly Schmidt

Kelly Schmidt

Vice President and Controller